EXHIBIT I

                        UNITED STATES DISTRICT COURT
                  FOR THE EASTERN DISTRICT OF PENNSYLVANIA

------------------------------------------x
ALLIEDSIGNAL INC.,                        :
                                          :
                          Plaintiff,      :
                                          :
               - against -                : C.A. No.  98-CV-4058
                                          :
AMP INCORPORATED,                         :
                                          :
                          Defendant.      :
------------------------------------------x

       ALLIEDSIGNAL INC.'S REPLY MEMORANDUM OF LAW IN SUPPORT OF ITS
       MOTION AND SUPPLEMENTAL MOTION FOR SUMMARY JUDGMENT AND FOR AN
         IMMEDIATE DECLARATORY JUDGMENT AND PRELIMINARY INJUNCTION
       --------------------------------------------------------------

          This is a case about the fundamental division of power between the shareholders -- the owners of a corporation -- and their elected representatives, the board of directors. It is not a case about the latitude given to directors in exercising the powers properly vested in them; nor is it about a breach of fiduciary duties. It is a case about shareholder rights.

                                          AlliedSignal's Opening
                                          Brief at 2-3(FN1)

-------------------
1 Memorandum in Support of AlliedSignal's Motion for Summary Judgment and for an Immediate Declaratory Judgment and Preliminary Injunction filed September 14, 1998, hereinafter "AlliedSignal's Opening Brief." The Memorandum in Support of AlliedSignal's Supplemental Motion for Summary Judgment and for an Immediate Declaratory Judgment and Preliminary Injunction filed September 18, 1998 is hereinafter "AlliedSignal's Supplemental Brief."

          In each of its Complaints and in its Motion for Summary Judgment, AlliedSignal Inc. ("AlliedSignal") explicitly alleged and has consistently argued that the acts of AMP Incorporated's ("AMP") incumbent directors were illegal and ultra vires; yet, AMP devotes its entire 33 page brief to fending off imagined allegations of a breach of fiduciary duty, a claim not made, and a matter not at issue in this motion or in this case. While AMP's brief has aggressively attacked the straw man of fiduciary duties, it has failed to provide any justification for its directors' seizure of the corporate governance machinery and suspension of shareholder voting rights in violation of Pennsylvania law and its own charter.

I.   ALLIEDSIGNAL NEITHER ALLEGES NOR SEEKS RELIEF FOR A BREACH OF
     FIDUCIARY DUTY
     -------------------------------------------------------------

          This case is about AMP's directors' manipulation of corporate governance machinery in violation of Pennsylvania law and the subversion of AMP's own shareholders' rights in contravention of AMP's Articles of Incorporation and Bylaws. It is not about a breach of the directors' fiduciary responsibility in evaluating AlliedSignal's tender offer. While Pennsylvania law gives AMP's directors broad authority to adopt anti-takeover provisions and to reject AlliedSignal's, or any other, tender offer, it does not give AMP's directors the right to violate Pennsylvania law authorizing shareholder democracy, nor the right to sabotage shareholders' rights explicitly granted by the board as a quid pro quo for reincorporation in Pennsylvania.(FN2) Similarly, Pennsylvania law does not give AMP's directors the right to jettison the consent process through which shareholders are authorized by the Pennsylvania Business Corporation Law ("PBCL") and AMP's own charter to express their views concerning corporate governance.(FN3)

-------------------
2 When AMP changed its state of incorporation in 1989 from New Jersey to Pennsylvania, the AMP board, in its proxy statement inducing shareholders to consent to that change, explicitly assured shareholders that the new Articles of Incorporation and Bylaws would "continue provisions presently applicable to the Corporation under New Jersey law" and noted that the new Articles specifically preserved the right given AMP's shareholders under New Jersey law to act by written consent through a consent solicitation. 1989 AMP Proxy Statement at 15, Ex. B to AlliedSignal's Supplemental Brief.

3 To assist the Court, AlliedSignal has attached as Exhibit A a one-page listing of the relevant statutory and charter provisions that guarantee the AMP shareholders' rights.

          It is not enough for AMP to claim that in the exercise of their fiduciary duties the directors have broad latitude to defend against unsolicited tender offers, and that the directors did not breach their fiduciary duties. Even if true, this claim would not immunize the directors' conduct from the charge of manipulating the corporate governance process and abrogating shareholders' right to participate in a consent solicitation to determine (1) who serves as a director, and (2) what group of persons shall exercise corporate powers with respect to the poison pill. It is because of the AMP directors' derogation of these fundamental rights in violation of Pennsylvania law and AMP's own charter -- not because the directors exercised their discretion to reject AlliedSignal's tender offer or proposed merger -- that AlliedSignal is seeking relief from this Court.

          Although AMP goes to great pains to avoid the issue, there is a distinction between a fiduciary duty claim, and a claim that a board is interfering with the shareholder franchise. Indeed, in the Norfolk Southern case relied on so heavily by AMP, Judge VanArtsdalen, applying Pennsylvania law, rejected Norfolk's fiduciary duty claims but enjoined conduct that "effectively disenfranchised" Conrail shareholders because such conduct was a fundamentally unfair interference with shareholders' right to vote. Norfolk Southern Corp. v. Conrail, Inc., Civ. Act. No. 96-7167 (E.D. Pa. Dec. 17, 1996). AlliedSignal's Opening Brief, App. Ex. A-6 at 68.(FN4)

-------------------

4 Notwithstanding AMP's protestations, IBS Financial Corp. v. Seidman & Assocs., L.L.C., 136 F.3d 940 (3d Cir. 1998), also supports this point. Although decided under New Jersey law (which has also rejected the "heightened security" standard applied in the takeover context in Delaware), the Third Circuit there recognized the importance of the shareholder franchise in enjoining an action by the directors motivated by a desire to frustrate that franchise.

          AMP can point to no authority suggesting that Pennsylvania law protects a shareholder's fundamental right to vote -- which is guaranteed by statutory and charter provisions -- with any less vigor than other jurisdictions. Pennsylvania law permits a board of directors to "just say no" to a tender offer. However, none of the arguments made, or cases cited, by AMP supports the proposition that the directors can "just say no" to a consent solicitation (which is what the directors' adoption of the nonredemption and nullification provisions does by frustrating the intent of the proposals and rendering the shareholders' vote a nullity).

          On the contrary, the AMP shareholders' right to act by written consent is expressly authorized under Pennsylvania law and AMP's Articles of Incorporation.(FN5) There is no authority under Pennsylvania law, express or implied, that the directors acting by themselves may deprive the shareholders of that right in the face of an unsolicited tender offer or otherwise.(FN6) The fact that Pennsylvania law permits the directors to take certain defensive measures prior, or in response, to an unsolicited tender offer, is not a guarantee that the outcome of such tender offer will conform to the will of the incumbent directors.

-------------------

5 As discussed in AlliedSignal's Supplemental Brief at 9, in 1989 AMP's board (4 of whom are on the current board) recommended to the shareholders that the right to act by written consent be added to AMP's Articles of Incorporation as an inducement to reincorporating in Pennsylvania.

6 On the contrary, pursuant to PBCL section 1914, the right to act by written consent may be removed from AMP's Articles of Incorporation only by a vote of the shareholders.

II. THE PBCL DOES NOT GIVE AMP THE AUTHORITY TO ADOPT THE NONREDEMPTION AND NULLIFICATION PROVISIONS
     -------------------------------------------------------------------

          AMP suggests that PBCL sections 1525 and 2513 give the current directors unfettered discretion to take any and all actions with regard to AMP's poison pill. AMP argues that those provisions and the accompanying Committee Comments give its directors broad latitude to define the terms of the poison pill and to design the pill so that it can be amended only with the approval of certain designated persons. Nothing in sections 1525 or 2513, however, permits the board to do what it has done here: amend the poison pill so that, if shareholders vote contrary to the board's view, no one -- not current directors, not new directors, not shareholders -- can redeem the pill regardless of the merits of doing so.

          To the contrary, although section 2513 permits a board of directors to adopt a poison pill, and affords directors latitude regarding redemption of a pill, the Committee Comment explains that any decision of "a board of directors in connection with a shareholder rights plan . . . WILL BE SUBJECT TO THE STANDARD OF CARE PROVIDED IN SECTION 1721[NOW 1712]." Committee Comment to PBCL section 2513 (emphasis added). Section 1712 makes clear that directors are obligated to consider each offer put before them. See AlliedSignal's Opening Brief at 21-22. This duty applies equally to future AMP boards. Yet, if the nonredemption and nullification provisions are allowed to stand, the current AMP directors will have taken from themselves and any future directors the ability to fulfill this duty.

          Nor can AMP argue that section 2513 somehow "trumps" the provisions of section 1721 authorizing AlliedSignal's Shareholder Rights Proposal. PBCL section 1721 unambiguously provides that corporate powers are exercisable by a board of directors "[u]nless otherwise provided by statute OR IN A BYLAW ADOPTED BY THE SHAREHOLDERS," PBCL section 1721 (emphasis added). The statute provides further that a shareholder bylaw may dictate which person or persons, including but not limited to the board of directors, may exercise such powers.(FN7)

-------------------

7 For this reason, AMP's attempt to compare the Pennsylvania statute with the Georgia statute under which a court upheld a continuing director provision is misplaced. See Invacare Corp. v. Healthdyne Technologies, Inc., 968 F. Supp. 1578 (N.D. Ga. 1997). Unlike the Georgia statute, the Pennsylvania statute does not give the board of directors "authority to determine IN ITS SOLE DISCRETION, the terms and conditions of [shareholder rights plans]." O.C.G.A. section 14-2-624(c). Nor does Georgia permit shareholders of registered corporations to adopt bylaws controlling the exercise of corporate powers. Id. at 1582 (noting that while O.C.G.A. section 14-2-801(b) of the Georgia statute allows shareholder bylaws in general, O.C.G.A.
     section 14-2-731(c) precludes such bylaws for registered corporations). In contrast, section 1721 has a broad carve-out authorizing non-board members to exercise or perform the power and duties conferred or imposed on the board of directors by law.

          AMP appears to suggest that section 2513 should control over section 1721 because it is a more "specific provision" and section 2501 provides that the specific provisions of Chapter 25 control over general provisions elsewhere in the PBCL. This notion of the specific controlling over the general only comes into play, however, if the statutory provisions conflict with each other. There is no need to decide which provision controls here because section 1721 and section 2513 do not conflict with one another. Although section 2513 grants certain powers to the board, it does not do so exclusively, and nothing in the provision suggests that the powers it grants to the board cannot be vested in another group of persons under section 1721.(FN8) Hence, there is no reason to believe that the shareholders' right under section 1721's to authorize non-board members to exercise or perform the power and duties which otherwise would be conferred or imposed on the board of directors does not apply to section 2513, just as it would to any other statutory power.

-------------------

8 Similarly, many sections of the PBCL give the directors authority to manage the affairs of the corporation. Under AMP's logic, the PBCL would prevent anyone but the board of directors from acting in any of these situations. This logic would render meaningless the provision in section 1721 allowing shareholders to delegate the powers of the directors to third parties such as rights agents.

          AMP's arguments that PBCL section 1715, Pennsylvania's "constituency statute," somehow allows it to interfere with a corporate election are similarly off the mark. PBCL section 1715 permits directors to consider the interests of constituencies other than shareholders (such as employees, customers and creditors) in making decisions, and provides that consideration of such interests is not a breach of fiduciary duty. AlliedSignal, however, has not alleged a breach of fiduciary duty, and section 1715 is therefore irrelevant to the current issue.

          Moreover, the fact that Pennsylvania has a constituency statute underscores the importance of protecting the shareholders' fundamental right to vote for new directors; a right which is nullified by the nonredemption provision. Indeed, as one of the draftsmen of the PBCL has observed, constituency statutes such as Pennsylvania's are reconcilable with principles of corporate governance only because shareholders retain the ultimate power to "replace corporation-focused directors with those who focus on current share value." See Steven M.H. Wallman, The Proper Interpretation of Corporate Constituency Statutes and Formulation of Director Duties, 21 Stetson L. Rev. 163, 190 (1991) (noting that "[i]f the shareholders do not agree with how the corporation is run, they are empowered to replace the directors").

III. THE EXPIRATION OF THE POISON PILL AT THE END OF 1999 DOES NOT LEGITIMIZE THE NONREDEMPTION OR NULLIFICATION PROVISIONS
     -------------------------------------------------------------

          AMP argues that the nonredemption and nullification provisions are not as onerous as AlliedSignal claims because they only preclude tender offers for fourteen months. The AMP brief notes further that its directors have passed a resolution providing that they will not adopt a new poison pill for six months after the current pill expires, and suggests that this factor makes the nonredemption and nullification provisions more palatable. AMP's argument ignores at least three key points.

          First, AMP's directors have no right to deny the shareholders their right to vote even for one day. The fourteen month limit does nothing to cure this fatal flaw. The AMP board has effectively said to its shareholders that they are free to vote, but if they vote in favor of a proposal that is contrary to the position taken by the directors, their vote will result in exactly the opposite of what it is intended to achieve. A vote in favor of the Shareholder Rights Proposal which is designed to effect an amendment to AMP's poison pill would result in the pill becoming non-amendable by any person; and a vote in favor of director-Nominees who intend (subject to their fiduciary duties) to provide shareholders with the opportunity to accept a merger or tender offer proposal worth $44.50 per share would also result in the pill becoming non-redeemable (and hence frustrating any change in control transaction until expiration of the pill).

          Second, the cases AMP relies upon, which uphold "no-shop" or "lockup" restrictions, are entirely distinguishable from this case.(FN9) As a preliminary matter, no-shop and lockup provisions only arise when management of the target company has decided to put the company up for sale and has entered into an agreement with a prospective buyer. AMP relies most heavily on the Norfolk Southern decision, in which the trial court refused to enjoin the enforcement of a 720-day no-shop provision in the merger agreement between Conrail and CSX. Pursuant to that provision, the Conrail board agreed to take no action on any other bid that might be made during the period after the merger agreement was signed but prior to the closing date or expiration date of the deal. See Norfolk Southern Corp. v. Conrail, Inc., CA No. 96-7167, 1997 U.S. Dist. LEXIS 978, at *17 (E.D. Pa. Jan. 9,
1997), aff. mem., 111 F.3d 127 (3d Cir. 1997). In relying on that decision, AMP misses the key differences that distinguish it from the present situation.

-------------------
9 A no-shop provision is an agreement by a target company not to solicit and/or consider competing bids for (i.e., shop) the company in the period after a merger or sale agreement is signed and prior to the closing of the merger or sale. A lockup usually takes the form of an option granted to the buyer to acquire newly issued stock or certain assets of the target company in the event that the merger fails to close as a result of certain conditions beyond the control of the buyer.

          In Norfolk Southern, the no-shop provision was part of a merger agreement providing for the acquisition by CSX of all of the outstanding shares of Conrail, and was insisted upon by CSX. The court concluded that when parties enter into a merger agreement, "it is expected that the parties will act in good faith and will not deliberately go out and attempt to shop the contract, if you will, with some other party or to see if they can get a better deal after having entered into a valid contract." Id. at *5. None of these concerns appears here -- AMP is trying to prevent not preserve a merger.

          Moreover, in Norfolk Southern, CONRAIL'S SHAREHOLDERS WERE TO BE GIVEN THE OPPORTUNITY TO VOTE ON THE PROPOSED DEAL. That is ultimately what legitimized the no-shop provision. If the shareholders decided, in the exercise of their franchise, that they agreed with the board's actions in entering into the merger agreement, then the no-shop could be enforced. But the board could not override shareholder will and force them to vote in favor of the merger agreement and, hence, accept the no-shop, as AMP is attempting to do here. When Conrail's board attempted to interfere with the shareholder vote, Judge VanArtsdalen issued a preliminary injunction preventing such action, ruling that a Pennsylvania board of directors may not "effectively disenfranchise[] those shareholders who may be opposed to [a] proposal." Norfolk Southern Corp. v. Conrail, Inc. Civ. Act. No. 96-7167 (E.D. Pa. Dec. 17, 1996). (AlliedSignal's Opening Brief, App. Ex. A-6 at 68).(FN10) Here, the AMP board should not be permitted effectively to disenfranchise those shareholders who may be opposed to the board's proposed restructuring plan.

          Finally, AMP's reliance on the limited duration of the poison pill and the "six month window" following its expiration does not redeem the otherwise illegal amendments. Indeed, AMP could adopt a new poison pill in November 1999, or extend its current poison pill beyond its expiration date. On August 20, 1998, the board adopted a resolution stating that it would not adopt a new poison pill for six months after the end of the current pill. This action by a simple resolution may be superseded at any time by a new resolution of the board. Indeed, the AMP board may feel compelled to change its mind yet again, and either extend the current pill or adopt a new one as soon as the current one expires.(FN11)

-------------------

10 The other cases AMP relies on are also easily distinguishable. In Keyser v. Commonwealth National Financial Corporation, 644 F. Supp. 1130 (M.D. Pa 1986), a breach of fiduciary duty case, the shareholders were given the opportunity to approve the merger agreement. Id. at 1147. Enterra Corp. v. SGS Associates, 600 F. Supp. 678 (E.D. Pa.
     1985), actually supports AlliedSignal's position. In that case, the court considered whether a "standstill agreement" between Enterra's board and SGS, its largest shareholder, that prevented SGS from commencing a tender offer for all of the stock of Enterra was a breach of fiduciary duty by Enterra's board. Although the court in Enterra recognized that the agreement's voting provisions were not at issue, it noted that it would "be inclined to challenge the validity of any provision in a standstill agreement requiring the shareholder to vote with management on any material matter." Id. at 688.

11 AMP has changed its mind about poison pills before and could do so again. In March, 1989, in connection with its reincorporation of AMP in Pennsylvania, the AMP board stated that it had no intention of adopting a poison pill. 1989 Notice of Annual Meeting and Proxy Statement ("1989 AMP Proxy Statement") at 30, attached as Exhibit B to AlliedSignal's Supplemental Brief. Six months later, in October, 1989, AMP adopted its current poison pill. Since then, it has amended its poison pill at least four times.


IV. AMP'S FIXING OF NOVEMBER 16 AS THE RECORD DATE FOR THE SHAREHOLDER RIGHTS PROPOSAL IS ILLEGAL AND INEQUITABLE
     ------------------------------------------------------------------

          On September 14, 1998, in response to AMP's enactment of the nonredemption provision, AlliedSignal amended its consent solicitation to add the Shareholder Rights Proposal. AlliedSignal also asked AMP to confirm or set an October 15, 1998 "record date" -- the date on which the shareholders who are entitled to vote would be determined -- for the amended consent solicitation. AlliedSignal requested October 15 because that is the date AMP's board had previously set for AlliedSignal's consent solicitation. Third Am. Compl. paragraph 69. Instead, on September 22, 1998, AMP's board fixed November 16, 1998 as the record date for consents to the Shareholder Rights Proposal. Id. paragraph 71. No explanation or justification was given for that action.

          One of the primary advantages of action by written consent pursuant to section 2524 of the PBCL is to permit shareholders to take action without the delay often entailed by waiting for a shareholder meeting to be scheduled and convened (especially given the ability of entrenched management to refuse to convene a special meeting and shareholders' inability to call a special meeting themselves).(FN12) The November 16 record date is over TWO MONTHS after AlliedSignal notified AMP and publicly announced its amendment of the consent solicitation to include the Shareholder Rights Proposal. The board has not even attempted to proffer a justification for imposing such extreme delay on the shareholders' statutory right to take "immediate" action by consent.(FN13) See PBCL 2524(b). Delay past October 15 is a fundamentally unfair manipulation of the voting process both because of the sheer length of the delay and because it requires separate record dates, and in effect completely separate consent solicitations, for AlliedSignal's Nominee Election Proposals and the Shareholder Rights Proposal.(FN14)

-------------------

12 Section 2524 of the PBCL provides that action "may be authorized by the shareholders of a registered corporation without a meeting by less than unanimous written consent . . . if permitted by [the corporation's] articles." Article IX of AMP's Articles expressly authorizes shareholder action by non-unanimous written consent.

13 This is not the first time AMP has manipulated the consent solicitation process by delaying the record date. On August 21, the AMP board fixed the initial record date as October 15, 45 days after the date AlliedSignal had requested, August 31. The board's stated grounds for selecting October 15 were (a) to ensure that "adequate information is available" to AMP's shareholders, and (b) to give AMP "sufficient time to comply with the broker search card requirements of Rule 14a-13 under the Securities Exchange Act of 1934, as amended." Third Am. Compl. paragraph 61. Neither of those justifications warranted putting off the record date until October 15. There will have been more than enough time for the shareholders to become familiar with the issues, and more than enough time for the AMP board to secure SEC clearance for consent revocation materials that address the Shareholder Rights Proposal as well as the board election proposals.

14 As the framers of the PBCL noted in a similar context, "abuses of the record date procedure . . . will be dealt with under the fraud and fundamental unfairness test." 15 Pa. Cons. Stat. section 1763, Historical and Statutory Notes: Amended Committee Comment -- 1990. Failure to select a record date that is reasonably prompt under the circumstances constitutes precisely such fraud and fundamental unfairness. See Norfolk Southern Corp. v. Conrail, Inc., Civ. Act. No. 96-7167 (E.D. Pa. Dec. 17, 1996) (enjoining company under fundamental unfairness test from delaying, adjourning, or refusing to convene special meeting of shareholders) (App. Ex. A-6 at 65, 68-70); Danaher
     v. Chicago Pneumatic Tool Co., Nos. 86 Civ. 3499, 86 Civ. 3638, 1986 WL 7001, at *15 (S.D.N.Y. June 19, 1986) (granting injunction against entrenched board which sought to delay shareholder action by written consent by refusing to set a record date).

          The Shareholder Rights Proposal has the same objective and effect as the Nominee Election Proposals AlliedSignal presented in August -- to make it possible for AMP's poison pill to be redeemed and/or amended so that AMP's shareholders are free to accept or reject AlliedSignal's tender offer and merger proposals on their merits.(FN15) Similarly, the crucial issues about the future of AMP and the performance of its current board that underlie the Shareholder Rights Proposal were not novel on September
14. They are the same issues that underlie the Nominee Election Proposals about which the shareholders have been educating themselves since early August.

-------------------

15 Moreover, the Shareholder Rights Proposal was only made in response to the AMP board's addition of the nonredemption provision. The AMP board itself created the necessity for the Shareholder Rights Proposal, it cannot now seize on its own maneuvering as a pretext for further delay. Since AlliedSignal had already requested a record date for its consent solicitation and the AMP board had already fixed it as October 15, that record date should cover the Shareholder Rights Proposal as well.

IV.  CONCLUSION
     ----------

          AMP's directors, like AMP's shareholders, are entitled to the process provided for by Pennsylvania law. That process provides for shareholder participation in the critical decisions embodied in AlliedSignal's consent solicitation proposals. While AMP's directors have considerable latitude in managing AMP, they cannot suspend authorized shareholder rights in order to dictate a specific result. Both AMP's board and AlliedSignal have to abide by the decisions that the shareholders make with respect to the proposals now before them. UNDER PENNSYLVANIA LAW, THE SHAREHOLDERS MUST RECEIVE THAT OPPORTUNITY TO DECIDE.



                                          Respectfully submitted,


                                           /s/ Alexander R. Sussman
                                          -----------------------------
                                          Alexander R. Sussman
                                          Barry G. Sher
                                          Rana Dershowitz
                                          Fried, Frank, Harris, Shriver &
                                             Jacobson
                                          One New York Plaza
                                          New York, NY  10004
                                          (212) 859-8000


                                                        and





                                           /s/ Mary A. McLaughlin
                                          -----------------------------
                                          Mary A. McLaughlin
                                          George G. Gordon
                                          Dechert Price & Rhoads
                                          4000 Bell Atlantic Tower
                                          1717 Arch Street
                                          Philadelphia, PA  19103
                                          (215) 994-4000
                                          Attorneys for AlliedSignal Inc.

DATED:  September 25, 1998

                                                            EXHIBIT A

 SHAREHOLDER RIGHTS GUARANTEED BY THE PBCL AND AMP'S OWN CHARTER AND BYLAWS

SHAREHOLDERS' RIGHT TO VOTE FOR DIRECTORS
     PBCL SS. 1725
          -- providing "directors of a business corporation...shall be elected by the shareholders."
          -- in part, "patterned after Delaware General Corporation Law ss. 223(b)." Official Source Note --1988.
     SECTION 1.11 OF AMP'S BYLAWS
          --   stating that "[e]lection of directors shall be by ballot.
               At such elections every shareholder entitled to vote at such election shall have the right to vote the number of shares" he or she holds.

SHAREHOLDERS' RIGHT TO PASS A BYLAW TRANSFERRING THE POWER OF THE BOARD OF DIRECTORS TO ANOTHER GROUP
     PBCL SS. 1721
          -- providing that "[u]nless otherwise provided...in a bylaw adopted by shareholders, all powers...vested by law in a business corporation shall be exercised by...a board of directors"
     ARTICLE VII OF AMP'S ARTICLES OF INCORPORATION
          -- stating that "all corporate powers may be exercised by the Board of Directors" "[e]xcept as otherwise provided...by Bylaws as the same may be amended from time to time."

SHAREHOLDERS' RIGHT TO ACT BY NON-UNANIMOUS WRITTEN CONSENT
     PBCL SS. 1766(b)
          -- providing that "[i]f the bylaws so provide, any action... permitted to be taken at a meeting of the shareholders...
               may be taken without a meeting upon the written consent of shareholders."
          -- the subsection is "patterned after Delaware General Corporation Law ss.228 and N.J.S.A.ss.14A:5- 6(2)."
               Official Source Note -- 1988.
     PBCL SS. 2524(a)
          --   permitting shareholder action "without a meeting by less
               than unanimous written consent...if permitted by [the] corporation's articles."
          --   the "section conforms to the approach of the Delaware
               General Corporation Law which does not require a delay in consummating action approved by partial written consent of stockholders." Amended Committee Comment - 1990.
     ARTICLE IX OF AMP'S ARTICLES OF INCORPORATION
           --  stating that "[a]ny action that may be taken at a meeting of the shareholders...may be taken without a meeting upon the written consent of shareholders...."

SHAREHOLDERS' RIGHT TO HAVE DIRECTORS SET A RECORD DATE FOR A SHAREHOLDER VOTE
     PBCL SS. 1763(a)
          -- providing that the board of directors is to "fix a record date for the determination of shareholders" for a shareholder vote.
          -- subsection b and last sentence of subsection (a) are "patterned after Delaware General Corporation Law" ss. 213(b)-(c). Official Source Note -- 1988.
     SECTION 1.7.2 OF AMP'S BYLAWS
          -- stating that the "Board shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date" for a consent solicitation.

SHAREHOLDERS' RIGHT TO ENJOIN FRAUD OR FUNDAMENTAL UNFAIRNESS
     PBCL SS. 1105
          -- shareholders have the right to obtain "an injunction against any proposed plan...authorized under any provision of this subpart" to prevent "fraud or fundamental unfairness." See In re Jones & Laughlin Steel Corp., 412 A.2d 1099, 1103-04 (Pa. 1980)
          -- the provision is "[s]ubstantially a reenactment of [the] act of May 5, 1933." Official Source Note --1988.